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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2003

SONERA CORPORATION

(Translation of registrant's name into English)

Teollisuuskatu 15
FIN-00510 Helsinki, Finland
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-4 of Telia AB (Registration Statement No. 333-100213).

        This report on Form 6-K contains a press release dated 11 APRIL 2003 announcing SONERA WILL NOT PUBLISH AN INTERIM REPORT FOR THE PERIOD 1 JANUARY-31 MARCH 2003.

SONERA CORPORATION
STOCK EXCHANGE RELEASE

11 APRIL 2003 AT 2.30 p.m.

SONERA WILL NOT PUBLISH AN INTERIM REPORT FOR THE PERIOD 1 JANUARY-31 MARCH 2003

        In its decision of 11 April 2003 (Dno 8/269/2003) the Finnish Financial Supervision Authority granted Sonera Corporation an exemption from the duty to publish an interim report for the first three months of the on-going financial year. On the basis of this exemption Sonera will not publish an interim report for the period 1 January-31 March 2003.

        Pursuant to the redemption proceedings initiated by TeliaSonera AB, it has obtained ownership of all shares in Sonera on 21 March 2003. The Sonera share was removed from the list of the Helsinki Exchanges on the same day. Sonera's application for the removal of its 1999A warrant from the list of the Helsinki Exchanges is pending. As of the beginning of year 2003 the TeliaSonera group has integrated the financial reporting of its wholly owned subsidiary into the accounting principles and reporting systems of the group. Consequently, Sonera does not constitute an independent or separate entity in the reporting of the group. The parent company of Sonera Corporation, TeliaSonera AB, will publish its interim report as earlier announced by the company.

SONERA CORPORATION

Jyrki Karasvirta, Vice President
Brand Marketing and Communications

Further information:

Maire Laitinen, Secretary of the Board, Sonera Corporation
Phone: +358 2040 58823

DISTRIBUTION
HEX
Major Media

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2003
SONERA CORPORATION
	By:	/s/ JYRKI KARASVIRTA Jyrki Karasvirta Vice President, Brand Marketing and Communications
	By:	/s/ MAIRE LAITINEN Maire Laitinen Secretary of the Board

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SONERA CORPORATION STOCK EXCHANGE RELEASE
SIGNATURES